Exhibit 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy	Al Gabrielli
VP, Corporate Communications	CFO
ViryaNet	ViryaNet
(508) 490-8600	(508) 490-8600

VIRYANET TO ACQUIRE UTILITY PARTNERS

Combined Company to be Major Force in Mobile Workforce Management Sector for the Utilities Industry

Southborough, Massachusetts — July 12, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has signed a definitive agreement to acquire privately-held Utility Partners, Inc. (UP), of Tampa, Florida. The acquisition solidifies ViryaNet’s presence as a major provider of mobile workforce management solutions within the utilities industry.

ViryaNet agrees to acquire all of the outstanding shares of UP for a total consideration of $5.2 million, of which approximately $1.4 million will be paid in cash to certain shareholders and approximately $3.8 million will be paid in Ordinary Shares of ViryaNet. Closing of the acquisition is subject to certain closing conditions contained in the definitive agreement. The amount of ViryaNet Ordinary Shares issued, as part of the stock consideration, will be determined using the average closing price per share for the twenty-day period prior to the date of the closing of the acquisition, provided that ViryaNet shall not be required to issue as part of the acquisition a number of Ordinary Shares exceeding 19.9% of the number of issued Ordinary Shares as of the closing of the acquisition.

ViryaNet will account for the acquisition as a purchase, and expects to complete the acquisition during the third quarter of 2004. When the acquisition is completed, UP will become a wholly-owned subsidiary of ViryaNet, and will maintain its offices in Tampa, Florida.

“The acquisition of UP supports our core strategy of attaining a major leadership position within the utility industry,” stated Samuel HaCohen, founder and chairman of the board, ViryaNet. “UP has long been an important and well-respected provider of mobile workforce management systems to the utilities sector. The UP customer base, which numbers approximately 20 major utilities, complements ViryaNet’s growing customer base, and establishes it as a major vendor in the utilities sector.”

“Our combined company will possess the technology, functionality, installed base experience, best practices, and passion that will lead the industry,” stated Tim Reed, founder and chairman of the board, UP. “We have the utmost

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respect for ViryaNet: the company, its offering, and its management team. We share a consistent corporate vision, respect for our customers, understanding of the challenges faced by utility companies, and a desire to provide the best mobile workforce management solution in the industry.”

Further commenting on the acquisition, Michael Maoz, vice president and research fellow, Gartner, Inc., stated: “Users will be more receptive to vendors able to bring together a combination of workforce management, mobility, backend integration, and field service functionality.”

Combined Company Benefits

The acquisition will expand ViryaNet’s market share in the utilities sector, strengthen its delivery teams, and result in a further strengthening of its best-in-class product offerings. Benefits of the acquisition include:

Large Customer Base in Utilities — UP’s customer base includes utility companies in the United States, Europe, and Canada. The acquisition will add approximately 20 UP’s customers to the ViryaNet roster. For a partial list of these companies, visit the UP website at: http://www.utilpart.com/id5.htm. Adding UP’s customers to ViryaNet’s customer list, ViryaNet will possess a major market presence, with more than 80 customers, and be one of the two largest providers of mobile workforce management solutions to the utilities industry.

Domain Expertise — The combined company will benefit from the extensive utilities industry experience and domain knowledge of UP’s employees, which is a key differentiator in serving organizations within this sector.

Innovation and Functionality — The combined company’s offering will result in the strongest and most technically innovative workforce management solution in the industry, enabling customers to automate and manage the entire work order lifecycle: from work order modeling to ultimate billing — for high-volume work to complex, resource-intensive projects.

Product Support for Both ViryaNet Service Hub and Utility Partners WorkUP

UP’s and ViryaNet’s customers alike will benefit from the strength of both companies’ technology and functionality going forward, while their existing investments will be fully protected.

Support and maintenance of current and previous product releases from both companies will continue under the same terms that customers currently enjoy.

The next major release of both WorkUP and ViryaNet Service Hub will be combined into a single release with a shared code-line, to be completed within approximately one year. This combined release will provide a clear upgrade path for both UP’s and ViryaNet’s customers.

“The open and standards-based architecture of our respective products will enable us to create a merged world-class offering,” stated Win Burke, president and CEO, ViryaNet. “We will build this superset, merged product release in such a way that both UP’s and ViryaNet’s customers can upgrade to it in a natural way.”

“It is very important to us that our customers believe in our total commitment to them,” continued Paul V. Brooks, president and CEO, UP. “Our product development mission, as a combined company, will be to first preserve and protect customers’ current investment, followed by providing them with substantial new value and benefits in the future.”

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About ViryaNet

ViryaNet is a provider of software solutions that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the consumer goods, grocery and retail, telecommunications, manufacturing, utilities, third-party maintenance, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction. Visit ViryaNet at www.viryanet.com.

About UP

UP, headquartered in Tampa, Florida, provides integrated mobile software applications and Web-based mobile workforce management solutions. UP’s customer base includes corporations throughout the United States, Europe, and Canada. For more information, visit UP online at www.utilpart.com.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet

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disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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